[LETTERHEAD OF KEEFE, BRUYETTE & WOODS, INC.]

May 12, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	MSB Financial Corp.
Registration Statement on Form S-1 (Registration No. 333-202573)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, we hereby join MSB Financial Corp. in requesting that the effective date of the above-referenced Registration Statement on Form S-1, as amended, be accelerated so that it will become effective at 2:00 p.m. on May 14, 2015, or as soon thereafter as may be practicable.

Sincerely,
Keefe, Bruyette & Woods, Inc.

By:	/s/ Robin P. Suskind
Robin P. Suskind
Managing Director